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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Max & Erma’s Restaurants, Inc.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
577903 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	577903 10 7	Page	2	of	4

1	NAMES OF REPORTING PERSONS: William C. Niegsch, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		147,204

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		147,204

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	147,204

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ Mr. Niegsch expressly disclaims beneficial ownership of 11,000 shares held by his spouse.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	577903 10 7	Page	3	of	4

Item 1.
(a)	Name of Issuer: Max & Erma’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4849 Evanswood Drive, Columbus, Ohio 43229

Item 2.

(a)	Name of Person Filing: William C. Niegsch, Jr.

(b)	Address of Principal Business Office or, if none, Residence: 4849 Evanswood Drive, Columbus, Ohio 43229

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $.10 par value

(e)	CUSIP Number: 577903 10 7

Item 3.	Not Applicable

Item 4.	Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 147,204 shares (Includes 42,190 shares which Mr. Niegsch has a right to purchase under presently exercisable options. Also includes 11,000 shares owned by Mr. Niegsch’s spouse, as to which Mr. Niegsch disclaims beneficial ownership).

(b)	Percent of class: 5.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 147,204

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 147,204

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	577903 10 7	Page	4	of	4

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2007

Date

/s/ William C. Niegsch, Jr.

Signature

William C. Niegsch, Jr.

Name